Exhibit 1

14 April 2018

WPP plc

Chief Executive Officer Steps Down

Sir Martin Sorrell has stepped down as Chief Executive Officer of WPP with immediate effect. Roberto Quarta, Chairman of WPP, becomes Executive Chairman until the appointment of a new Chief Executive Officer.

Mark Read, Chief Executive Officer of Wunderman and WPP Digital, and Andrew Scott, WPP Corporate Development Director and Chief Operating Officer, Europe, have been appointed as joint Chief Operating Officers of WPP.

Sir Martin will be available to assist with the transition.

The previously announced investigation into an allegation of misconduct against Sir Martin has concluded. The allegation did not involve amounts that are material.

In accordance with his at-will employment agreement, Sir Martin will be treated as having retired on leaving WPP, as detailed in the Directors’ Compensation Policy. His share awards will be pro-rated in line with the plan rules and will vest over the next five years, to the extent Group performance targets are achieved.

Roberto Quarta said: “Sir Martin has been the driving force behind the expansion of WPP to create the global leader in marketing services. During this time, the Company has been successful because it has valued and nurtured outstanding talent at every level – within and well beyond our leadership teams. On behalf of the Board I would like to recognise these achievements and thank Sir Martin for his commitment to the business over more than three decades.”

Sir Martin Sorrell said: “Obviously I am sad to leave WPP after 33 years. It has been a passion, focus and source of energy for so long. However, I believe it is in the best interests of the business if I step down now. I leave the Company in very good hands, as the Board knows. Mark and Andrew and the management team at all levels have the knowledge and abilities to take WPP to even greater heights and capitalise on the geographic and functional opportunities. I will particularly miss the daily interactions with everyone across the world and want to thank them and their families for all they have done, and will do, for WPP.”

Ends

This announcement contains inside information.

The person responsible for arranging for the release of this announcement on behalf of WPP is Marie Capes, Company Secretary.

Contact:

Richard Oldworth, Buchanan Communications	+44 (0)7710 130 634 / +44 (0)20 7466 5000